Syneron Medical to Hold Investor Meeting; Live Webcast to Be Available

YOKNEAM, ISRAEL -- 02/02/2007 -- Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sale of elos™ combined-energy aesthetic devices, announced today that the Company will host a dinner presentation for institutional analysts and investors on Monday, February 5, 2007, at 6:00 p.m. EST at the Grand Hyatt Hotel in Washington D.C. The Investor Meeting will include a panel discussion and Question and Answer session with three leading healthcare professionals on their clinical experiences with Syneron products and technologies.

Company presenters will include: Dr. Shimon Eckhouse, Chairman of the Board; David Schlachet, Chief Executive Officer; and Doron Gerstel, President, Syneron North America.

Guest panelists will include: Dr. John Shieh, Board Certified in Family Medicine, who is co-founder of Modern Medical Group and RejuvaMed Medical Group in California; Dr. Tess Mauricio, Board Certified Dermatologist at Scripps Ranch Dermatology and Cosmetic Center in San Diego; and Dr. Thomas Adams, Doctor of Dental Surgery and founder of Spa32 in Chicago, one of the first medical-dental spas in the U.S.

A live Web cast of the event, along with the presentation materials, will be available at www.syneron.com/investors. The presentations and webcast will start at 6:30 p.m. A replay of the Web cast will be available at Syneron's Web site beginning shortly after the event ends on February 5 and will remain available for 90 days thereafter.

Syneron will also be participating in the annual American Academy of Dermatology (AAD) 2007 Annual Meeting. The Company's booth number is 4111.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Statements including, but not limited to, Syneron's expectations regarding cross selling opportunities to the dental market are forward-looking statements within the meaning of the safe harbor provisions of the Act. Undue reliance should not be placed on forward-looking statements. Syneron undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

For more information, please contact:

David Seligman
CFO
+972-54-772-6229
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972-4-909-6282
email: ir@syneron

Nick Laudico
The Ruth Group
(646) 536 7030
email: nlaudico@theruthgroup.com